UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2023

CORNER GROWTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

251 Lytton Avenue, Suite 200
Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 543-8180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	COOLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	COOL	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	COOLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

As previously announced by Corner Growth Acquisition Corp. (“CGAC” or the “Company”), on May 4, 2023, CGAC entered into a business combination agreement (the “Business Combination Agreement”) by and among CGAC, Noventiq Holdings PLC, a company organized under the laws of the Cyprus (“Noventiq”), and Corner Growth SPAC Merger Sub, Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of the Company (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Noventiq, with Noventiq surviving as a wholly-owned subsidiary of the Company (the “Merger”).

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the previously announced business combination.

Important Information About the Business Combination and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between CGAC, Noventiq and Merger Sub. This communication does not constitute a solicitation of any vote or approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed business combination, CGAC will file a Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission’s (“SEC”), which will include a preliminary prospectus and preliminary proxy statement. CGAC may also file other documents with the SEC regarding the proposed business combination. CGAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that CGAC will send to its shareholders in connection with the proposed business combination. Investors and security holders of CGAC are advised to read, when available, the proxy statement/prospectus in connection with CGAC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of CGAC as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: ir@bigcypressaccorp.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s final prospectus filed with the SEC on April 30, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to ir@bigcypressaccorp.com. Additional information regarding the interests of such participants is included in the proxy statement/prospectus contained in the Registration Statement.

Noventiq and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus contained in the Registration Statement.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between the Company and Noventiq, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Noventiq. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of the Company or Noventiq for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or Noventiq; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business

Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Document

99.1	Press Release dated June 13, 2023

99.2	Investor Presentation

99.3	Investor Presentation Transcript

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corner Growth Acquisition Corp.

By:	/s/ Jerome Letter
Name:	Jerome Letter
Title:	Chief Financial Officer

Dated: June 14, 2023

Exhibit 99.1

Noventiq and Corner Growth Acquisition Corp. Publish Investor Presentation and Host Webcast Discussing Business Momentum and Financial Outlook

•	On May 4, 2023, Noventiq and Corner Growth entered into a business combination agreement that is expected to result in the combined company being listed on Nasdaq under the symbol “NVIQ”.

•

Noventiq reported record gross revenue of $1.6 billion for FY23 (the 12 months ended March 31, 2023), delivering an increase of 52% in constant currency. Gross margin for the year was 15%, excluding the impact of changes in accounting policy under IAS 8.

•

Noventiq is targeting gross revenue of at least $2.1B for FY24 (the 12 Months ending March 31, 2024), representing at least 34% growth in reported currency. This level of gross revenue growth would represent almost doubling the size of the business over two years. The company is targeting gross profit of $240 million, which would represent 36% growth for FY24. Noventiq aims to deliver adjusted EBITDA of $65 million, implying a margin on gross profit of 27% for FY24.

•	A webcast with Noventiq and Corner Growth leadership and an associated investor presentation is available at https://noventiq.com/investor-relations/nasdaq-materials.

LONDON and PALO ALTO, Calif. – June 13, 2023 – Noventiq (LSE: NVIQ) (“Noventiq”), a global digital transformation and cybersecurity solutions and services provider, and Corner Growth Acquisition Corp.

(Nasdaq: COOL) (“Corner Growth”), a special purpose acquisition company led by veteran technology investors (“Sponsors”), today published their investor presentation and will host a conference call and webcast to discuss the proposed transaction, business momentum, recently reported results and its financial outlook.

Hervé Tessler, CEO of Noventiq Group, Said:

“Noventiq is leading the charge in delivering digital transformation to high growth markets. Strength in our recently reported FY23 results, combined with the healthy outlook we are providing today, reaffirms our commitment to delivering profitable growth and driving value for all our stakeholders. With a highly reputable partner in Corner Growth, we are confident that our proposed Nasdaq listing will open a pathway for broader participation by public investors.”

Marvin Tien, Co-Chairman & CEO of Corner Growth, Said:

“We believe Noventiq is a truly transformative company, one that can contribute meaningfully to value-creation and growth for its vendors and customers globally. Led by an impressive management team, Noventiq has demonstrated a consistent track record of profitable execution, making the company a great fit for Corner Growth and for the US public markets.”

Business Combination Agreement

As previously announced on May 4, 2023, Noventiq and Corner Growth entered into a business combination agreement that is expected to result in the combined company (“Combined Company”) being listed on Nasdaq under the symbol “NVIQ”. The proposed business combination (“Business Combination”) is expected to provide Noventiq with improved access to new sources of capital, accelerate M&A opportunities, and enhance its reach and capabilities in fast-growing technology development in cybersecurity, generative AI, and other high-margin solutions and tools.

Strong Q4 and FY 2023 Financial Results

•

Record gross revenue of $1.6 billion for FY23, an increase of 40% in USD, and 52% in constant currency. This represents approximately $500 million incremental gross revenue over the prior year, and includes record gross revenue of $480.7 million for the fourth quarter, an increase of 46% in USD, and 59% in constant currency.

•

Gross profit in the fourth quarter was $52.6 million, an increase of 61.1%. For FY23, gross profit was $176.3 million, an increase of 50.7%. In Q4, the company implemented a change in accounting policy under IAS 8 which impacted Gross Profit by $15.2 million in Q4, and $58.7 million in FY23. Adjusting for this, gross profit was $67.7 million in Q4, and $235 million for FY23.

•	Adjusted EBITDA was $32.5 million for FY23. Adjusted EBITDA in the fourth quarter was $11.6 million, reflecting a margin on gross profit of 22.1%.

•

The company exceeded all key elements of its business outlook for the full year. This was driven by broad based geographic gross revenue growth, with double-digit increases across all four regions in FY23, including strength in India.

•

Noventiq reported broad based strength with double or triple-digit growth across its three business segments for FY23. Services gross revenue growth was 109%, which represented 41% share of gross profit. Hardware gross revenue growth was 185%, and Software & Cloud gross revenue growth was 29%.

•	Recurring gross revenue was 69% in FY23, with growth of 41% in USD year-over-year.

FY 2023 Business Highlights

•	Expanded geographic footprint, establishing presence in eight new countries this year.

•	Destination for talent, with 6,400 people, up 70% year-over-year overall, and up 81% in Services.

•	Enhancing Microsoft capabilities and expanding in existing and new geographies.

•	Investment in growth based on capabilities related to key vendors including AWS, Apple, and Google.

•	Continued investment and execution of M&A strategy with seven transactions announced, enhancing skills, capabilities and geographic presence.

Business Outlook

The company is providing a business outlook for FY24. The business outlook reflects a continuation of a solid demand environment. While the company expects continued strong demand from its customers for digital transformation, it remains mindful of the continued broader economic and geopolitical uncertainty.

For FY24, Noventiq is targeting gross revenue of at least $2.1B, representing at least 34% growth in reported currency. This level of gross revenue growth would represent almost doubling the size of the business over two years.

The company is targeting gross profit of $240 million, which would represent 36% growth, and adjusted EBITDA of $65 million, which is a 27% margin on gross profit. Similar to last year, based on the timing impact of investments, and the seasonality of its business, Noventiq expects adjusted EBITDA margin to be lower than the full year range in the first half of the year and higher in the second half.

Transaction Summary

Upon closing of the transaction, and assuming no stockholders of Corner Growth redeem their shares, Noventiq will have $278 million pro forma cash on balance sheet, consisting of $112 million in anticipated new financing proceeds and $135 million in existing cash (as of 3/31/2023), less $25 million in transaction fees. Existing Noventiq shareholders are expected to own 82.2% of the fully diluted shares of the Combined Company, with public stockholders of Corner Growth expected to own 11.9%, and the Sponsors expected to own 5.9%.

The Combined Company will operate under the same management team, including Hervé Tessler, Chief Executive Officer, Sergey Chernovolenko, President & Chief Operating Officer, and Burak Ozer, Chief Financial Officer with current Noventiq shareholders rolling 100% of their equity into the Combined Company.

The transaction, which has been approved unanimously by the Boards of Directors of both Noventiq and Corner Growth, is subject to approval by Corner Growth’s and Noventiq’s stockholders and subject to other customary closing conditions, including the receipt of certain regulatory approvals, and is expected to close in the second half of calendar year 2023.

Additional information about the proposed transaction, including a copy of the business combination agreement will be provided in a Current Report on Form 8-K to be filed by Corner Growth with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.

Investor Conference Call Information

Noventiq and Corner Growth leadership will host a joint investor conference call to discuss the proposed transaction today, June 13, 2023, at 8:30 a.m. ET. A webcast of the prepared remarks, as well as an associated investor presentation, can be accessed on the Noventiq investor relations website at https://noventiq.com/investor-relations/nasdaq-materials.

Additional Information about the Transaction and Where to Find It

In connection with the Business Combination, Corner Growth intends to file with the SEC and Registration

Statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Corner Growth will mail a definitive proxy statement and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement or any other document that Corner Growth will send to its shareholders in connection with the Business Combination. Investors and security holders of Corner Growth are advised to read, when available, the proxy statement in connection with Corner Growth’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement will be mailed to shareholders of Corner Growth as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website www.sec.gov or by directing a request to: ryan.flanagan@icrinc.com.

Participants in the Solicitation

Corner Growth, Noventiq and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Corner Growth’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Corner Growth’s directors and officers in Corner Growth’s filings with the SEC including the Registration Statement to be filed with the SEC by Corner Growth, which will include the proxy statement Corner Growth for the Business Combination, and such information and names of Noventiq’s directors and executive officers will also be in the Registration Statement filed with the SEC by Corner Growth, which will include the proxy statement of Corner Growth for the Business Combination.

About Noventiq

Noventiq is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. Noventiq enables, facilitates and accelerates the digital transformation of its customers’ businesses, connecting over 80,000 organizations from all industries with hundreds of best-in-class IT vendors, and delivering its own services and solutions.

Noventiq delivered gross revenue of approximately US$1.6 billion in the fiscal year of 2023. Noventiq’s c. 6,400 employees work in almost 60 countries throughout Asia, Latin America, Europe, The Middle East and Africa – with a focus on markets with significant growth potential.

Additional information about Noventiq can be found here: https://noventiq.com/investor-relations

About Corner Growth Acquisition Corp.

Corner Growth Acquisition Corp. (Nasdaq: COOL) is a special purpose acquisition company (SPAC) focused on partnering with a high growth technology company. Corner Growth’s mission is to deliver value to its investors by providing a compelling alternative to a traditional public offering. Corner Growth is uniquely positioned to deliver on its value-add approach given its management team’s history, experience, relationships, leadership and track record in identifying and investing in disruptive technology companies across all technology verticals.

Corner Growth also brings a group of highly respected investment professionals, with strong track records and deep individual experience in SPAC and de-SPAC processes, a rolodex of premier public market investors, and a team of advisors who offer experience and access to networks across a broad functional and physical geography.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “target,” “aim,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Corner Growth and Noventiq, the estimated or anticipated future results and benefits of the Combined Company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the Combined Company, statements regarding Noventiq’s future financial position, and other statements that are not historical facts. These statements are based on the current expectations of Corner Growth’s management and/or Noventiq’s management, as applicable, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Corner Growth and Noventiq. These statements are subject to a number of risks and uncertainties regarding Noventiq’s business, Corner Growth’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Corner Growth or Noventiq for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Corner Growth or Noventiq; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business

Combination; the ability of the Combined Company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Corner Growth’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; the impact of competitive products and pricing on Noventiq; Noventiq’s ability to offer vendors’ products for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability of Noventiq to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; Noventiq’s ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates; other risks and uncertainties detailed from time to time in Noventiq’s filings with regulatory authorities; and those factors discussed in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Corner Growth and/or Noventiq presently do not know or that Corner Growth and/or Noventiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the expectations, plans or forecasts of future events and views of Corner Growth and/or Noventiq as of the date of this communication. Corner Growth and Noventiq anticipate that subsequent events and developments will cause their assessments to change. However, while Corner Growth and/or Noventiq may elect to update these forward-looking statements at some point in the future, Corner Growth and Noventiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Corner Growth’s and/or Noventiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The unaudited estimated financial results for Noventiq included in this release are preliminary and subject to revision based upon the completion of Noventiq’s fiscal year-end audit. As a result, Noventiq’s actual results for the fiscal year ended March 31, 2023 may differ materially from the estimated preliminary unaudited financial results upon the completion of the Noventiq’s financial closing procedures, as a result of the fiscal year-end audit, or upon occurrence of other developments that may arise prior to the time its financial results are finalized. Additional information and disclosures would be required for a more complete understanding of Noventiq’s financial position and results of operations as of, and for the fiscal year ended, March 31, 2023.

Noventiq Contacts

Investors:

Steven Salter

Global Investor Relations VP

IR@noventiq.com

Media:

Rocio Herraiz

Global Head of Communications

pr@noventiq.com

Corner Growth Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Brian Ruby, ICR

Brian.ruby@icrinc.com

Exhibit 99.2

Investor Presentation 2023

Safe harbor This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which Noventiq operates, and the beliefs and assumptions of the company’s management. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “targets”, “believes”, “expects”, “estimates”, “projects”, “anticipates”, “intends”, “plans”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. Forward-looking statements appear in a number of places and include, without limitation, statements regarding Noventiq’s future financial position, business strategy, budgets, projected costs, plans, and objectives of management for future operations, as well as statements regarding the proposed transaction and potential market opportunities. Forward-looking statements involve risks and uncertainties, some of which are beyond Noventiq’s control, that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: general economic and business conditions; the impact of competitive products and pricing; the ability to offer vendors’ products for sale to customers and to earn incentives on such sales; demand for Noventiq’s services and solutions; the ability to achieve operating synergies from acquired businesses; the successful integration of acquired businesses; breaches in cybersecurity or disruption to IT systems; the ability to attract, hire, train and retain experienced personnel; fluctuations in currency exchange rates; the ability to comply with the laws and regulations across the markets in which Noventiq operates; and other risks and uncertainties detailed from time to time in Noventiq’s filings with regulatory authorities. Forward-looking statements speak only as at the date of this investor presentation, and Noventiq does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Forward-looking statements involve a number of judgments, risks and uncertainties and no representation is made that any forward-looking statements will come to pass or that any forecast result will be achieved. Prospective investors are cautioned not to place undue reliance on these forward-looking statements. This investor presentation also contains certain financial measures that are not recognized under International Financial Reporting Standards (“IFRS”), including [EBITDA and Adjusted EBITDA]. These non-IFRS measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. These non-IFRS measures are not defined under IFRS, and other companies may calculate such measures differently or may use such measures for different purposes than Noventiq does, limiting the usefulness of such measures as comparative measures. Noventiq believes that these non- IFRS measures provide useful information to investors and others in understanding and evaluating the company’s operating results and future prospects. However, the non- IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Noventiq’s results as reported under IFRS.

Today’s presenters Hervé Tessler Burak Özer Marvin Tien CEO CFO CEO

Noventiq drives digital transformation in high growth emerging markets leveraging global expertise and partnerships to deliver superior local outcomes

Noventiq leads the adoption of technology Successful Model Proven Leader Driving Innovation Emerging markets are rapidly adopting proven technologies creating significant value for all users Cloud Enterprise Software & Cyber Security Services Noventiq executes consistently and delivers quality service to its global customers at scale End-to-end Customization Platforms Noventiq and its strategic technology partners like Microsoft are at the forefront of the next wave of innovation Big Data Machine Learning Artificial Intelligence Noventiq is successfully delivering digital transformation at scale

At a glance

Market Leading Expertise

- CLOUD & INFRA
- DIGITAL TRANSFORMATION
- AI
- CYBER SECURITY
- SOFTWARE
- DATA

Global Scale

Focusing on markets projected to grow to **$500B** by 2025, operating in nearly **60** countries across Asia, Latin America, Europe, Middle East, and Africa



Rapid Financial Growth

37% CAGR *FY22 - FY24*

$1.1B FY22A gross revenue

$1.6B FY23A gross revenue

$2.1B FY24E* gross revenue

Leading Clients

80,000+

customers including Enterprises, Small & Medium Businesses, Public Sector Organizations, and Academic and Non-profit organizations

Technology Partners

Strategic relationships with leaders like

Microsoft, aws, Google, Adobe, Apple, Cisco, Dell Technologies, Oracle, vmware, Check Point, Cloudflare, CrowdStrike

Strategic M&A and World Class Team

14

recent successful acquisitions expanding local expertise globally and leading sector consolidation wave

6,400+

Agile workforce, sales & service focused, tenured of industry-leading talent. **85%** customer-facing

Notes: FY22 ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD.
Sources: STAX (fka AMR International).

6

At the heart of the Digital Transformation ecosystem Software andSaaS Cyber Security Professional team channel Strong & platforms sales Best-in-breed Delivering Business Partnerships Outcomes Cloud and Digital Solutions Infrastructure and Future Services Strategic Quality Workspace partnerships Services Hardware AI & Data Noventiq solves complex challenges in high-growth emerging markets

Led by a highly experienced team Leadership Team Board of Directors HERVÉ SERGEY BURAK HERVÉ TESSLER TESSLER CHERNOVOLENKO ÖZER JACQUES GUERS CEO, member of CEO President & COO CFO Chairman of the Board the Board INED Former Xerox EVP and President of IT industry veteran with over 25 Former Xerox General KARL ROBB SERGEY CHERNOVOLENKO International Operations leading years of experience Manager of Turkey for 4 years Independent COO, member of operational teams across more than Developed business plans of Held senior level executive INED Non-Executive Director the Board 150 countries several international roles for Xerox in the US Former Xerox President of Developing companies gaining significant (Global HQ), London and other MARC KASHER ROY HARDING Markets Operations and President of multi-national experience developing markets Independent Executive Corporate Operations. Former General Manager of Served as CFO of Xerox in Non-Executive Director Director INED Former President of Xerox’s affiliate in Xerox in 11 Eastern European Eastern Europe. Brazil and COO of Latin America countries and Turkey. Former Xerox Head of Operations in IGOR BOROVIKOV Board to add two Central & Eastern Europe, Israel and Founder and member incremental diverse Turkey of the Board independent directors GARETH TIPTON MARINA SHVOEVA ANDREW MORRISON ATUL AHUJA Leadership and Board past experience Global Chief Compliance Chief Human SVP of Global Chief Technology Officer & VP Legal Resources Officer Solutions & Services Officer ROY HARDING ALEXANDER MIKOYAN STEVEN SALTER VP Strategic VP Ops, Marketing, VP of Investor Acquisition Integration Growth, Strategy Relations 8

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets 3 Strategic tech partnerships including Microsoft widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding gross and recurring revenue with history of profitable growth

GLOBAL CAPABILITIES

Noventiq end-to-end solutions & services portfolio Software and hardware solutions provider Software & Hardware Cloud Provide full suite of products Multiple revenue streams Hardware 7% Services 11% $1.6B 54% Cloud FY23 Gross revenue 15% Software 13% Subscription Comprehensive Services Portfolio Modern hybrid Multi-cloud Infrastructure Services Future AI & Data Workplace Customization Cybersecurity Services High-proficiency Deep expertise Highest cloud statu Digital platforms to support customer

Market opportunity in global emerging markets



$3.6 Trillion
Total Addressable Market
2025 estimated global digital transformation market
~$500 Billion
Focus Markets
2025 estimated digital transformation market in emerging markets
$67 Billion
India
Addressable Market 2025



India Market Focus

- ~$700 million in FY23 Indian Gross Revenue
- ~2,500 employees located in India
- ~25% market share of Microsoft India business
- India digital transformation market projected to grow at a CAGR of approximately 11% by 2025

Within massive TAM - Noventiq focuses on large and high growth emerging markets

Sources: "Digital Transformation Market Size, Share & Trends Analysis Report," 2020. Grand View Research; "Well Testing Services Market Research Report by Services, by Application, by Region - Global Forecast to 2026 - Cumulative Impact of COVID-19" 2021. ReportLinker; "Prescient & Strategic Intelligence. India Digital Transformation Market Overview." 2019. Prescient & Strategic Intelligence; STAX (fka AMR International); "IT Spending Forecast, 1Q23 Update". 2023. Gartner.

12

Large and growing emerging market opportunity –driven by cloud and software Large and growing underlying market with increasing digitalization from current levels Emerging Markets IT spend, $B USD IT Spend as % of GDP Addressing key pockets of growth CAGR ’21-’25E 24% $497 Cloud 4.6% $355 10% Software 1.6% $89 2006A 2021A 2025E Target Markets Developed Markets Indexed developed markets = penetration and growth upside Sources: STAX (fka AMR International), Emerging Markets IT Spend in 2006 based on AMR market sizing model. 13

Microsoft and Noventiq – key strategic partners Microsoft’s is the prime DX tech Microsoft relies on Noventiq for Microsoft – Noventiq partnership vendor globally and is the first growth in emerging markets is time-proven and successful choice in the emerging markets Microsoft channel split Total Microsoft in emerging markets (Cloud) sales by Noventiq ($M) Direct 5% $45Bn MSFT Emerging $1,143 1 Indirect Market Revenue 95% $876 $359 Note: $ in USD FY19 FY22 FY23 & Sources: Factset, 451 Research, STAX (fka AMR International)

Cloud adoption drives demand for higher margin solutions and services Cloud + Software demand provides entry …value-added Services and cross-sell point building recurring revenue base… expansion drive profitability 69% Hardware Hardware Recurring Gross Revenue 11% 7% Services Cloud Services 56% Cloud 11% $1.6B $176M 28% 41% FY23 Gross revenue FY23 Gross Profit 14% Software 8% 12% 12% Subscription Software Subscription Serving cloud demand allows for successful land & expand with additional profitable portfolio Note: Percentages are rounded. Recurring Gross revenue includes Subscription, Cloud and Noventiq’s own public and private cloud services.

Comprehensive portfolio: Cloud Taking customers on the cloud journey: from implementation to ongoing support, management & continuous innovation Multi-cloud Implementation and full-service operating capabilities across all major cloud providers portfolio Modern hybrid Building & supporting hybrid on-premises data center and edge-to-cloud infrastructure infrastructure Cloud solutions From idea to maintenance with workload migration & re-engineering & services Case study: Cloud Migration Major Technology Markets: Switzerland â†’Philippines Problem: Music Tribe needed a unified IT solution with scalable infrastructure Solution: Noventiq guided them through the complex migration process helping to retire 3 data centers, 600 servers and 135 terabytes of obsolete data Migrated to Microsoft Azure and SharePoint with productivity going up by 300% Music Tribe also acquired relevant security services from Noventiq going forward

Comprehensive portfolio: Digital transformation Helping customers with leading DX solutions to modernize workflows, drive efficiency & innovation and improve security Future-of-work solutions & services Building next-gen collaboration environments using best partners’ tech with our own products Cybersecurity Securing’ digital assets & environments with comprehensive portfolio of solutions & services Software & Building digital solutions using the best software from the key vendors. Engineering and developing Customization applications. Delivering tools to manage digital and software/IT assets better services Case study: Data protection Major Technology Markets: Broader India Market Problem: Data security and access issues aggravated by internal structure and remote work requirements with strict regulations of pharma industry Solution: Initial classification of data and introduction of necessary tools to further manage it • Deployment of DLP solution from Forcepoint • Resulted in high level of data visibility and complete protection for Personally Identifiable Information (PII) and IP, in compliance with regulations 17

Comprehensive portfolio: Artificial Intelligence Bringing to customers AI technology with own solutions and services to revolutionize insights and drive future growth Big Data / Analytics Award-winning Big Data/Analytics on cloud for more effective analysis & decision making AI / Data Services Providing DevOps & AIOps services & expertise for outsourced data management Generative Deploying Gen-AI with fluency of ChatGPT & enterprise-grade compliant knowledge & content AI at work Case study: Artificial intelligence Major Technology Markets: Central Europe Problem: Raiffeisen Bank wanted sophisticated and compliant assistant for customers Solution: Deploying Noventiq’s own IP – Weaver AI Properly integrates with core banking and complies with industry regulations Handles queries with very high precision, allowing customers to use the assistant for all their transactions without utilizing other channels

Proven ability to inspire corporate change Leveraging the platform, we have built, to improve the lives of our employees across each of our markets globally Key Commitments Headquartered in London, ensuring higher oversight & global regulatory standards Successful Outcomes compared to competitors in emerging markets. Strong corporate governance provides robust framework as foundation for smooth acquisition support Invests in its people with in-market training, Partner of choice for global institutions that seek competitive payroll and benefits, and other institutional grade infrastructure and frameworks programs similar to developed market peers which drives stronger employee engagement. Investing in local teams in markets provides strong reputational externalities within those communities Brings management best practices, diversity and inclusion to offices worldwide, preserving human rights and dignity in our workplace and beyond Our ethos attracts talent

Our team is our competitive advantage

Talented team with deeply rooted sales & services DNA…

85% of the workforce is customer facing

16%	68%	16%
940	**4,500**	**960**
Motivated sales & marketing force	*Engineers, Developers and other IT specialists*	*Back-Office, compliance & admin*

… award-winning corporate workplace investing in decentralized local talent globally…

GREAT PLACE TO WORK CERTIFIED

glassdoor ★ ★ ★ ★

…long history in the marketplace and composed of industry leading certified experts…

~30 years
Experience in IT market

600+
Microsoft Certified Experts

… driving a highly engaged and successful team across the entire globe

82%
Employee Engagement Index

Industry expertise and local talent enable our global success

20

Noventiq is a leader in the digital transformation Primary Competition Areas Breadth of Service Depth of Expertise Emerging Market Focus Global Reach Market Consolidator Noventiq provides differentiated business outcomes 21

Noventiq has multiple levers of growth Proven track record of both organic and inorganic expansion Market Expansion Capabilities Expansion Sales Channel Expansion Continued expansion Inorganic globally and within Acquisitions identified strategic emerging markets Breadth and depth of portfolio offering that is highly valued by customers Efficient sales engine, meeting customers where it is most M&A driven growth convenient for them provides path to rapid expansion in new and existing markets Strong organic expansion aided by strategic M&A

Established track record of successful acquisitions M&A driven growth provides path to rapid expansion in new and existing markets FY21 FY22 FY23 Scale in priority markets New geographies Vendor and service portfolio expansion Owned and Custom Developed Software NTM Revenue $231M $105M $541M Acquired By Period (FY22) (FY23) (FY24) Amplifying local entrepreneurship with centralized support and vendor relationships Note: Does not represent every acquisition completed by Noventiq: $ in USD 23

Organic growth accelerated by acquisitions

Case Study: Growing India from new entrant to market leader

India Gross Revenue Over Time
($M)



$2
$273
$477
$686
FY14
FY21
FY22
FY23

Strategic M&A provides multiple organic growth catalysts

1 Organic Growth

Consistent execution drives sustainable growth

- Launched in 2014
- 59% Revenue CAGR (FY21-23)
- Driven by superior sales execution in organic growth (120% CAGR before Embee acquisition)

2 Market Expansion

Acquire strong companies in local markets to drive immediate scale

- Embee acquisition moved Noventiq to No 1 spot in Microsoft solutions in India
- Complementary geographic presence and portfolio

3 Portfolio Expansion

Opportunities to cross-sell more and bring more value

- Umbrella Infocare acquisition brought Noventiq to the forefront of Indian AWS market
- Strengthened Data & Analytics
- Acquisition of VPS brought the portfolio of cybersec services

4 Channel Expansion

Expanded products and capabilities broaden channel opportunities

- G7CR acquisition opened for Noventiq the growing digital natives' market in India
- Led to the expansion of our Global Delivery Center

24

FINANCIALS

Proven ability to grow rapidly in emerging markets Gross Revenue by Geography FY24E Gross $2.1Bn 37% CAGR FY22-FY24E LATAM Revenue Gross profit $240M, 37% growth 15% GP & EBITDA Adj. EBITDA $65M, 27% margin on GP EMEA 21% $1.6B FY23A FY23A Gross Gross $1.6Bn 40% growth $, 52% CC growth revenue 51% Revenue $1.1Bn Recurring revenue 69% of total 13% APAC RoE FY22A Gross $1.1Bn 54% growth $ ~60 Revenue Countries Note: FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD, gross revenue chart excludes HQ offset

Demonstrating fast growth and profitability at scale Gross Revenue Summary Gross Profit Summary3 Gross Profit $242 Gross Revenue $2,100 PF Gross Profit PF Revenue % of Gross Revenue $190 $1,673 $166 $14 $1,464 $102 $49 $339 $242 $2,100 $1,571 $117 $176 $1,125 10% 11% 12% 1 2 1 2 FY22A FY23A FY24E FY22A FY23A FY24E Operating Expense4 Adj. EBITDA Summary Operating Expense Investing at FY24 driven by Adj. EBITDA PF Operating Expense scale starting gross revenue % of Gross Revenue in the second PF Adj. EBITDA growth, impact $177 half of FY22 $65 of M&A, $153 and continuing % of Gross Profit continuing mix $57 $10 through FY23 shift and return $109 $17 on investments $37 $65 $32 $143 $177 $4 $40 $77 $33 7% 9% 8% 34% 27% 19% 1 2 1 2 FY22A FY23A FY24E FY22A FY23A FY24E Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 1. Pro-forma adjustments for standalone costs originally allocated to the divested business and full year impact of closed acquisitions 2. Pro-forma adjustments for full year impact of closed acquisitions 3. Includes application of IAS 8 to restate Services costs into COGS 4. Excludes Depreciation, Amortization and One-time expenses

Supporting FY24 Pro-forma Adj. EBITDA forecast Pro-forma Adj. EBITDA FY22 – FY24 Bridge Related Notes 1 Related to business disruptions in Ukraine, Belarus, Central Eastern 2 65 Europe (“CEE”) and the Baltics 2 57 5 (13) 19 Corporate investment for 2 new standalone company 171 (10) Investment in significant partnership 3 projects with Microsoft and other 8 37 vendors – expected to become (5) 40 42 revenue generating in FY24 4 Organic growth from core 33 business operations 5 Return on investment due to profitability of projects with key vendors – related to Item 3 6 Normalization of operations in CEE FY22 Geopolitical Growth Partnership Core Organic FY23 Core Organic Partnership Normal CEE M&A and the Baltics (does not assume Investment Projects Growth Growth Projects / Baltic Ops normalization in Belarus or Ukraine) 1 2 3 4 4 5 6 7 7 Assumes $2M of acquired EBITDA with significant M&A pipeline coverage Note: FY22 year ended 3/31/22, FY23 year ended 3/31/23, FY24 year ending 3/31/24: $ in USD millions 1. Includes pro-forma adjustments for standalone costs originally allocated to the divested business and full year impact of closed acquisitions 2. Includes pro-forma adjustments for full year impact of closed acquisitions

TRANSACTION STRUCTURE

Transaction summary

Transaction Summary

- Noventiq to de-list from the London Stock Exchange and re-list on the Nasdaq
- $650M Pro Forma Total Enterprise Value
- $842M Pro Forma Equity Market Cap
- 10.0x FY23A EBITDA
- Selling shareholders will roll 100% of their existing shares

Key Terms

- 2.5M sponsor shares released at de-SPAC
- 2.5M sponsor shares released pro-rata for financing raise up to $100M (subject to $25M min. before release)
- 5M sponsor shares released at $14, $16, $18 (1.67M each)
- 30M total shares granted to existing shareholders at $14, $16, $18 (10M each)
- Sponsor receives 1 Board designee
- Target cash raise of $100M, with no minimum cash requirement for closing

Pro Forma Ownership Breakdown


SPAC Sponsor
5.9%
Existing Holders
82.2%
Public Investors
11.9%

Sources & Uses Detail ($M)

- $246M total transaction cash to Noventiq's Balance Sheet ($100M gross proceeds + $171M existing cash – $25MFees)
- Funds will be used to close strategic acquisitions and for organic growth initiatives including growing the sales team, driving technological integration with key Partners, and other working capital uses

Sources of Funds	
Current Shareholder Equity Rollover	$692
SPAC Sponsor Promote	$50
SPAC & Additional Cash Raised	$100
Existing Balance Sheet Cash	$135
Total Sources of Funds	**$977**

Uses of Funds	
Current Shareholder Equity Rollover	$692
SPAC Sponsor Promote	$50
Pro Forma Cash on Balance Sheet	$210
Est. Transaction Fees & Expenses	$25
Total Uses of Funds	**$977**

Detailed Uses	
M&A	$40
Increased GDC, Delivery, MSFT Integrations Teams	$7
Additional Growth Working Capital	$13
Sales Headcount Growth (150 FTE)	$7
IT Back Office	$9
Transaction Fees	$25
Working Capital – Existing	$105
Additional Balance Sheet	$4
Total Cash Uses (PF Cash)	**$210**

Pro Forma Valuation
($M, except per share)

Pro Forma Valuation at $10.00 per Share	
Noventiq Share Price at Closing	$10.00
Pro Forma Shares Outstanding	84.2
Pro Forma Equity Market Cap	**$842**
Plus: Pro Forma Debt	18
Less: Pro Forma Cash	(210)
Pro Forma Total Enterprise Value	**$650**
Noventiq Primary Valuation Metrics	Current @ $10.00
TEV / 23E Revenue ($2.3m)	0.3x
TEV / 23A EBITDA ($75.4m)	10.0x

30

Key market comparables – FY24 EV/Sales 2.5x 2.2x 1.8x 1.7x 1.5x Average: 1.3x 1.3x 0.5x 0.3x 0.3x 0.2x Sales 44% 7% (1%) 7% 22% 5% (1%) 2% (9%) (1%) Growth EV/EBITDA 18.2x 13.1x 11.5x Average: 10.4x 10.0x 10.2x 9.4x 9.1x 7.9x 7.2x 7.0x Source: Bloomberg, as of June 7, 2023. Note: Assumes $65M Adj. EBITDA and $650M total enterprise value for Noventiq. 31 EV/Sales and EV/EBITDA ratios are not defined or recognised under IFRS, and the Noventiq’s use and definition of these measures may vary from the other companies presented due to differences in accounting policies or differences in the calculation methodology. As a result, these figures should not be viewed as comparable or as a replacement for measures prepared and reported under IFRS. See “Safe harbor” on slide 2 of this presentation.

Key investment highlights 1 Leading enabler of digital transformation (DX) and cybersecurity 2 Global focus on high-growth emerging markets 3 Strategic tech partnerships including Microsoft widen competitive moat 4 Recognized leader across multi-cloud, software and AI 5 Consolidator with track record of successful M&A 6 Inclusive culture, industry-leading talent and exceptional local access 7 Rapidly expanding gross and recurring revenue with history of profitable growth

THANK YOU

Exhibit 99.3

Noventiq Business Combination with Corner Growth Acquisition Corp.

Deal Announcement Investor Conference Call Transcript:

Steven Salter, Global VP Investor Relations, Noventiq:

Good morning, and welcome to our investor conference call regarding the proposed business combination between Noventiq and Corner Growth Acquisition Corp.

As a reminder, some of our comments today contain forward-looking statements that are based on assumptions and therefore subject to risks and uncertainties that could cause the actual results to differ materially from those projected. Our commentary will also include adjusted financial measures, which are non-IFRS measures. These should be considered as a supplement to and not a substitute for IFRS financial measures. We refer you to slide 2 of the presentation for a further discussion of the risks and limitations inherent in such forward-looking statements and non-IFRS measures.

Today’s call is being hosted by Marvin Tien, Co-Chairman and Chief Executive Officer of Corner Growth, Hervé Tessler, Chief Executive Officer of Noventiq, and Burak Ozer, Chief Financial Officer of Noventiq.

With that, let me turn the call over to Marvin.

Marvin Tien, Co-Chairman and CEO of Corner Growth:

Thank you, Steve, and thank you all for joining us today. I am Marvin Tien, co-CEO of Corner Growth Acquisition Corp, and we are beyond excited to be partnering with Noventiq on this transaction.

From our 20+ years as technology investors, we at Corner have built a deep network of founders, operators, other VCs, investors, and current and former public company executives and board members. We spent considerable time looking for the right company that fit our search criteria, and we firmly believe that Noventiq is the perfect opportunity for us and the current market.

You’ll be hearing a phrase a lot today – digital transformation. As technology investors, we believe in the power of technology to change the world we live in, to transform it. Over the last 20 years, we’ve witnessed firsthand the wave of value creation and economic growth technologies like enterprise software, cloud, cyber and other IT applications have driven in the developed world.

And yet, these technologies are significantly underpenetrated in the emerging markets, markets that represent >4 billion people. We think it’s time for that to change; that the efficiency of technology needs to reach everyone in the world. Noventiq has been leading this change in closing the penetration gap in high growth markets, delivering digital transformation at scale across ~60 countries.

While there are many positive attributes of Noventiq and the proposed business combination with Corner Growth, I’d like to emphasize a few:

First, we are firm believers in the secular tailwinds for growing IT spend in emerging markets. We believe this is a solid foundation for driving elevated growth rates in both the near and long term.

Second, Noventiq has demonstrated a consistent track record of capitalizing on this trend by delivering rapid organic and inorganic growth over many years, and doing so profitably. They have expertly grown to market leadership in key markets, like India, by both growing their internal talent and strategically adding capabilities, new geographies and scale; thus finding a repeatable model for success.

Third, this growth is driven by a high-quality management team, led by Hervé Tessler, who you will hear from shortly, who has tremendous experience running global organizations, and is complimented by an impressive senior management team that already has significant public company experience as they currently operate on the London Stock Exchange.

Ultimately, we believe that the combination of strong secular tailwinds behind technology adoption, focus on high growth target markets and a proven management team with a track record of execution make Noventiq a great fit for Corner Growth and for the US public markets.

The transaction values Noventiq at an enterprise value of $650 million. As the Company currently has $135 million of cash on its balance sheet, there is no cash minimum to closing but the Company is raising up to $100 million to fuel further acceleration of organic growth and M&A.

We have a voting agreement in place with approximately 2/3 of Noventiq’s current shareholders, sufficient to close the transaction. At the close of this transaction 100% of existing shareholders will roll their equity into the combined company, evidencing the clear alignment with all stakeholders.

We believe Noventiq is truly a transformative company, one that can contribute meaningfully to value-creation and growth for its vendors and customers globally.

With that, I’ll turn things over to Hervé Tessler, CEO of Noventiq.

Hervé Tessler, Chief Executive Officer, Noventiq:

Thank you, Marvin, and thanks to everyone listening. It is truly an exciting time for Noventiq.

Slide 4:

Digital transformation. Why is it so important? Every company in the world is facing a very clear and simple dilemma. Transform and operate digitally or perish.

At Noventiq, we serve as a cornerstone in the digital transformation ecosystem, helping our customers in their digital journeys by providing the right products supplemented by high-quality services. Put simply, Noventiq is leading this charge in high growth emerging markets.

Noventiq’s story is a story of growth. A story of global growth. A story of consistent growth. For the past, the present and the future.

Slide 5:

We leverage a successful model in growth markets, creating value for organizations as they rapidly adopt proven and innovative technologies. We are committed to delivering on our company mantra of “global expertise, local outcomes”, utilizing a decentralized operating model that allows us to build regional market knowledge, establish connections and become highly relevant in the local markets we serve.

Cloud, enterprise software and services – Noventiq delivers these critical components globally. We lead by consistently and comprehensively addressing the end-to-end process forDigital transformation projects supported by our platforms and customization capabilities.

In addition, we drive innovation in key industry segments such as AI, stemming from our own intellectual property and from the tight and strategic cooperation we have with technology partners like Microsoft.

Slide 6:

Noventiq has a rich history spanning nearly 30 years and a portfolio covering the most important segments of information technology. We operate in nearly 60 countries and connect with more than 80,000 organizations, addressing a TAM that is expected to reach $500 billion in 2025.

Sales and Services are in our DNA, with approximately 85% of our more than 6,400 employees in daily contact with our customers.

We have the highest status partnerships with top vendors and an excellent track record of organic and inorganic growth, delivering gross revenue of $1.6 billion in FY23, or a 52% increase on a constant currency basis.

Slide 7:

Noventiq provides a critical bridge between vendors and customers. We partner with key global providers, combining best-of-breed technology with our IP and services to build and implement solutions ensuring the success of our customers’ complex digital journeys.

Great organizations trust us with the most important transformation for the future of their business.

Slide 8:

Anchored by a highly experienced team, Noventiq’s leadership brings together decades of experience from the most recognized technology and innovation leaders.

But it is not only outside experience that defines our leadership. The execution capability that our team has demonstrated in the last two years has resulted in a doubling of the business, expanding into a dozen new countries and substantially growing our portfolio.

Slide 9:

Why is Noventiq such an exciting investment proposition?

We are positioned at the heart of the digital transformation ecosystem, addressing a vast and growing market where we have superior expertise.

Our strategic tech partnerships, including Microsoft, expand our competitive reach vis-à-vis local players in markets that have historically been overlooked by other global players.

We are a recognized leader across multi-cloud, software and services and in other critical parts of the information technology stack including cybersecurity, hybrid infrastructure and AI.

We have a track record of successful M&A, a robust pipeline, and have demonstrated rapidly expanding gross and recurring revenue with history of profitable growth.

Lastly, and of particular importance to me, we benefit from and are committed to an inclusive culture, and I firmly believe we are bringing the right values to our markets, thereby attracting talent and further solidifying our technology partnerships.

Slide 11:

Diving in further, we have a comprehensive end-to-end solutions and services portfolio, addressing a significant share of our customers’ technology spend.

Across these areas, we have proved our proficiency and deep expertise, reflected in inclusion in Gartner’s Magic Quadrant and in Partner of the Year awards from major US vendors including Microsoft and AWS, as well as in obtaining the highest status levels with all of the major hyperscalers.

Slide 12:

Our solutions and services address a massive global digital transformation market that is expected to reach $3.6 trillion dollars in 2025. Our focus is on the higher growth subset that are underserved but growing faster than mature markets.

Delving one layer deeper, within these markets India is a clear standout as the fastest growing IT market in the world, representing $67 billion in TAM in 2025 and a region where we believe we are the leading Microsoft vendor.

Slide 13:

Accelerating growth in these large markets is underpinned by two major components, cloud and software, which are a major focus of our portfolio and among our strongest capabilities.

These markets should also be viewed through a lens of obvious under penetration, as they currently dedicate a lower percentage of GDP spend on IT, supporting long-term sustained growth as this deficiency is addressed and they catch up with the developed world.

Slide 14:

Microsoft derives significant revenue from the emerging markets, relying heavily on partners in these territories. Noventiq has been a key beneficiary of this model, and we are one of only a few globally managed Microsoft partners with a relationship spanning more than 25 years.

Noventiq’s Microsoft relationship is unique as we have strategic alignment and C-level access, with the ability to gain insight and foresight across their technology and products, including leading edge areas like AI. We have invested heavily in global and multi-regional certifications and statuses, and benefit from joint programs for geographic expansion, with investments from Microsoft funding co-marketing and demand generation initiatives.

Slide 15:

The growing demand for multi-cloud and Microsoft allows Noventiq to successfully land and expand with an additional, higher margin portfolio addressing the broad spectrum of challenges facing organizations going through digital transformation or operating complex digital estates.

Slide 16:

I’d now like to look into three dimensions of our portfolio: Cloud, digital transformation and Artificial Intelligence, with a few examples displaying the power of our platform.

First, as a seasoned specialist in multi-cloud solutions and modern hybrid infrastructure, Noventiq has the ability to deliver and develop customer success.

An example of our capabilities in this realm is Musictribe, a Swiss-headquartered professional sound and music equipment manufacturer with primary operations in the Philippines. Musictribe needed to build a unified IT solution with scalable infrastructure, and chose Noventiq as its transformation partner. We designed and conducted a complex cloud migration, increasing their productivity by 300%. Importantly, we have continued to expand our ongoing relationship with Musictribe with the delivery of cybersecurity solutions.

Slide 17:

Second, in the area of digital transformation, we create for our customers next-gen collaboration environments, delivering significant productivity gains and cyber protection.

For example, Indian pharmaceutical company Alkem faced issues with data security and access. Noventiq built a solution including a DLP system from Forcepoint, bringing a high level of data visibility and complete protection for sensitive information in compliance with regulations.

Moreover, we are helping organizations innovate by identifying solutions, deploying best-in-class software, as well as managing and engineering applications for vertical-specific outcomes.

Slide 18:

Third, Noventiq recognized early the power of data and invested in Artificial Intelligence capabilities, the next frontier in digital transformation.

Our own IP in AI, Weaver AI, allows us to bring enterprise-class generative AI to many industries.

In one such example, a large central European bank, Raiffeisen, was looking to improve its customer experience using modern digital technologies. Our Weaver AI solution not only brought the eloquence of modern Large Language Models for better customer interactions but also enterprise class compliance and precision in every transaction. Notably, Weaver AI integrates with core systems and can be easily deployed in other industries and use cases.

Slide 19:

At Noventiq, we are very proud of our organization; starting with our strong commitment to compliance and governance; and extending to our continuous investments in our people, providing meaningful and rewarding careers, with a keen eye towards best practices, diversity and inclusion, with the intent of fostering healthy work environments.

This compliance, governance and workplace environment differentiates us in emerging markets, making us the partner of choice for global vendors and local customers alike.

We drive strong economic outcomes by doing right.

Slide 20:

Our team is extremely customer focused, with sales and services rooted in our DNA.

Cross-fertilization between industry experts and the entrepreneurial spirit of local talent is a differentiator and key enabler of our success.

Slide 21:

Our focus on breadth of services, depth of expertise and emerging markets, combined with our global reach and proven track record of successful M&A set us apart from competition, enhancing the value proposition we bring to our market.

Slide 22:

Through expansion within existing and into new markets, the broadening of our portfolio and an efficient sales engine that opens new channels for expansion, Noventiq possesses multiple growth levers, further strengthened by strategic M&A.

Slide 23:

Not only does M&A deliver top and bottom line accretion, we also maximize cross-sell and upsell opportunities, add expertise to our deep bench of talent, obtain leading-edge intellectual property, and gain new routes to attractive markets.

Slide 24:

India exemplifies our growth methodology, where strong initial execution drove an excellent organic growth CAGR of 120%, supplemented by strategic acquisitions that broadened our market reach, extended our partnerships and solution set, and procured product capabilities and channel opportunities.

In a relatively short time we went from new entrant to market leader in this highly sought-after, fast-growing market.

Now I’d like to hand things over to my colleague, Burak Ozer, the CFO of Noventiq, to discuss our financials and projections. Burak?

Burak Ozer, Chief Financial Officer, Noventiq:

Thank you, Hervé.

Today I will give you a brief overview of Noventiq’s financials and walk through our key revenue drivers.

Slide 26:

Noventiq has a track record of very strong growth, materially outpacing the growth rate of the broader IT market. We believe we have the right recipe for financial success, and see significant opportunity across all of our markets

In our most recent year, FY23, which ended March 31st, 2023, we delivered record gross revenue of $1.6 billion, representing an increase of 52% year-over-year in constant currency. This includes record contribution in our most recently reported quarter of $481 million, representing 59% year-over-year growth in constant currency.

Of particular note, in FY23 we delivered roughly $500 million of “new” gross revenue over the prior year.

Due to its impact on visibility and predictability into future results, recurring gross revenue is an important metric that we track closely, and we are pleased with growth of 40% year-over-year in FY23, with recurring revenue now contributing more than 2/3 of total.

We have a broad-based and diverse business geographically which serves us well, with all four of our major regions exhibiting double-digit growth in FY23.

Turning to our outlook, our FY24 gross revenue projection calls for $2.1 billion on an FY22-FY24 CAGR of 37%, implying a near-doubling of the business in 2 years. We are targeting gross profit of $240 million, which would represent 36% growth, which is ahead of FY24 gross revenue growth. And we are targeting $65 million adjusted EBITDA, which would be a very healthy 27% margin on gross profit.

Slide 27:

We delivered broad-based gross revenue strength in FY23 with double or triple-digit growth across our three primary segments: Software and Cloud, Services, and Hardware. We have multiple levers for growth based on our strategy to enter new geographies, expand our portfolio, and develop our sales channel. M&A also remains an important source of broadening skills, capabilities, and business reach, and we will continue to leverage acquisitions as an engine to drive organic growth.

We are targeting gross profit growth ahead of gross revenue by focusing on the value that we bring to customers. One important component of this is our Services revenue, which grew 109% in FY23. While services represent just 11% of revenue, they drive a more than 41% share of gross profit and we expect to see continued mix shift towards this profitable revenue source.

As it relates to adjusted EBITDA, we just completed a transitionary year where we took bold strategic actions designed to enhance the value we are driving for shareholders. FY23 includes the impact of significant investments in our business for future growth. These investments include our people… diversification into Services… sales coverage… corporate governance… systems such as CRM, ERP, and digital platforms… entry into new geographies, and partnerships with new vendors to expand our business and coverage.

As we look ahead to FY24, we aim to increase our adjusted EBITDA margin on gross profit to a level more consistent with our history, above 20%. This is driven by the contribution from our very significant growth, a full year impact from prior acquisitions, increased mix of Services, and a return on investments that I highlighted just now. Based on the compare, we are targeting a significant growth rate for adjusted EBITDA in FY24.

Similar to last year, based on the timing impact of investments, and the seasonality of our business, we expect adjusted EBITDA margin to be lower than the full year range in the first half of the year and higher in the second half.

Slide 28:

Taking a closer look at pro forma adjusted EBITDA, we’d like to take a moment to walk through our EBITDA bridge.

The Company achieved adjusted EBITDA of $40 million in FY22. When we pro forma adjusted EBITDA to include the full burden of standalone costs originally allocated to the divested business and full year impact of closed acquisitions, the Company achieved total FY22 pro forma adjusted EBITDA of $57 million.

In FY23, pro forma adjusted EBITDA was $37 million. The decrease in pro forma adjusted EBITDA was driven by geopolitical events impacting Ukraine, Belarus and the CEE/Baltic regions resulting in $13 million reduction. The Company also made significant investments ahead of our projected growth, greatly improving our reporting infrastructure and launching major project partnerships with Microsoft and other vendors that will begin generating revenue in FY24; together these had a short-term negative impact on adjusted EBITDA of ~$15 million. These were offset by the remainder of the core business contributing ~$8 million of incremental EBITDA growth.

As we look toward FY24, while we don’t project recovery of EBITDA from the Ukraine and Belarus regions, we do project adjusted EBITDA to return to a more normalized level for us as we leverage our prior investment to drive organic growth to FY24 EBITDA of $65 million.

In summary, we see significant runway for growth, and are committed to delivering profitable growth and driving returns for our shareholders.

With that, I’d like to turn the call back to Hervé for a few closing remarks.

Hervé Tessler, Chief Executive Officer, Noventiq:

Thank you, Burak.

As you have just heard, we believe we have a substantial opportunity ahead of us in a very large market, underpinned by strong financials and a skilled and diverse workforce, with a highly reputable partner in Corner Growth.

Historically, the immense opportunity promised by digital transformation was largely limited to developed nations. That is now changing. digital transformation is coming to the emerging markets. Noventiq is leading that charge. Not only for the technologies of today but for the next waves of innovation for companies and people across the world.

And we are just getting started.

As you can see, we are very excited for the future. With that, I thank you for your time and interest in Noventiq.